UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cowlitz Bancorporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

223767

(CUSIP Number)

Jeffery D. Gow

11624 S.E. 5th Street, Suite 200

Bellevue, WA  98005

(425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223767

1.	Names of Reporting Persons Crescent Capital VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 493,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 493,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 493,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%**

14.	Type of Reporting Person (See Instructions) OO

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 493,000 shares of the Issuer’s Common Stock. Steve Wasson individually owns 1,000 shares  of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,067,379 shares of Common Stock outstanding as of July 31, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

CUSIP No. 223767

1.	Names of Reporting Persons Jeffery D. Gow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 493,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 493,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 493,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 493,000 shares of the Issuer’s Common Stock.  Steve Wasson individually owns 1,000 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,067,379 shares of Common Stock outstanding as of July 31, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

CUSIP No. 223767

1.	Names of Reporting Persons Steve Wasson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 493,000  shares of the Issuer’s Common Stock.  Steve Wasson individually owns 1,000 shares   of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,067,379 shares of Common Stock outstanding as of July 31, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

Explanatory Note

This Schedule 13D, as amended (“Schedule 13D”), relates to shares of Common Stock, no par value  (“Common Stock”), of Cowlitz Bancorporation, a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), and Steve Wasson, an individual (“Wasson”).  Crescent, Gow, and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein in order to profit from appreciation of the Common Stock.

On July 27, 2007, Crescent sent a written offer (the “Offer”) to the Issuer’s Chairman and President and CEO pursuant to which Crescent would acquire for cash all of the outstanding shares of Common Stock of the Issuer that Crescent does not already own (the “Transaction”) at a price of $15.00 per share.  A copy of the Offer was attached as Exhibit 99.5 to Amendment No. 1.

On September 5, 2007, the Issuer announced in a press release that its Board of Directors had unanimously rejected the Offer as not in the long-term best interests of shareholders, since, among other concerns, the $15.00 per share offer was significantly inadequate.

On March 6, 2008, Steve Wasson met with Phillip Rowley, Chairman of the Cowlitz Board of Directors, and discussed, among other topics, appointing a representative of Crescent to the Board of Directors.  On April 21, 2008, Mr. Rowley informed Mr. Wasson that the Board declined to appoint a Crescent representative to the Board.

On May 9, Mr. Gow sent to the Cowlitz Board of Directors the letter attached as Exhibit 99.6 and incorporated herein by reference.

On June 30, 2008, Crescent filed its application to become a bank holding company with the Federal Reserve Bank of San Francisco (the “Reserve Bank”).  In its application, Crescent sought approval to increase its ownership in Cowlitz up to thirty percent (30%) of the outstanding shares.  Crescent filed a corresponding application with the Washington state Division of Banks, Department of Financial Institutions on July 16, 2008.

On August 6, 2008, Crescent received notice from the Reserve Bank that its application to become a bank holding company and acquire up to thirty percent (30%) of the outstanding shares of Cowlitz had been approved.  On August 13, 2008, the Washington state Division of Banks, Department of Financial Institutions, informed Crescent that the Division had no objections to Crescent’s application.  Under the terms of the Reserve Bank approval, Crescent’s acquisition may not be consummated before August 20, 2008 or after November 5, 2008, unless such period is extended by the Federal Reserve System.

Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons intend to purchase additional securities of the Issuer in the open market or in private transactions.  As disclosed in the May 9th letter (Exhibit 99.6), the Reporting Persons are acquiring additional shares with the purpose and intention of increasing their ability to influence the board of directors of Cowlitz, and thereby the policies, management and actions of Cowlitz.  As a result, the Reporting Persons may be deemed to have the intention of controlling Cowlitz.

The Reporting Persons intend to monitor developments at the Issuer and may communicate with members of the board of directors and management of the Issuer relating to such matters that the Reporting Persons deem relevant to their investment in the Issuer.

At the present time, other than the actions described in the preceding paragraphs, the Reporting Persons have no specific plans or proposals that would relate to or result in any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The calculation below is based on a total of 5,067,379 shares of Common Stock outstanding as of July 31, 2008, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

As of the close of business on August 14, 2008, Crescent beneficially owns 493,000 shares of Common Stock, which represent approximately 9.7% of the outstanding Common Stock.  Gow does not own any shares of Common Stock directly.  As the managing member of Crescent, Gow may be deemed, by the provisions of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of the 493,000 shares of Common Stock owned by Crescent.  Wasson owns 1,000 shares of Common Stock, which represents less than 1% of the outstanding Common Stock.

(b)  Crescent has sole voting power and power of disposition over the 493,000 shares of Common Stock that it beneficially owns.  As the managing member of Crescent, Gow has the authority to exercise such voting power and power of disposition on behalf of Crescent.  Wasson has sole voting power and power of disposition over the 1,000 shares of Common stock that he owns.

(c)  During the period May 28, 2008 through June 27, 2008), Crescent purchased a total of 10,000 shares of Common Stock on the dates and at the prices set forth as follows:

Date of Purchase	Number of Shares	Price per Share

May 28, 2008	596	$9.80
June 2, 2008	79	$9.77
June 4, 2008	250	$9.75
June 4, 2008	100	$9.80
June5, 2008	50	$9.74
June 6, 2008	500	$9.70
June 9, 2008	892	$9.67
June 9, 2008	1,000	$9.66
June 10, 2008	325	$9.59
June 10, 2008	100	$9.77
June 10, 2008	400	$9.65
June 10, 2008	300	$9.67
June 11, 2008	200	$9.75
June 11, 2008	208	$9.75
June 26, 2008	2,500	$7.98
June 27, 2008	2,500	$8.00

The purchases were made for cash in open market transactions.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
99.1

Name, business address and present principal occupation of each executive officer or person controlling Crescent Capital VI, L.L.C. (incorporated herein by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.2

Form of Salomon Smith Barney Client Agreement (incorporated herein by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004)

99.3

Dates and prices of purchases of Common Stock (incorporated herein by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 4, 2007)

99.4	Joint Filing Agreement dated May 4, 2007 (incorporated herein by reference to Exhibit 99.4 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 4, 2007)
99.5

Letter delivered by Crescent Capital VI, LLC to Issuer on July 27, 2007 (incorporated herein by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D, Amendment No. 1, filed with the Securities and Exchange Commission on July 7, 2007)

99.6

Letter delivered by Crescent Capital VI, LLC to Issuer on May 9, 2008(incorporated herein by reference to Exhibit 99.6 to the Reporting Persons’ Schedule 13D, Amendment No. 2, filed with the Securities and Exchange Commission on May 9, 2008)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2008
Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).